Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com Peter Wortel Investor Relations +31 20 655 9658 pwortel@aercap.com

For Media:
PRESS RELEASE	Frauke Oberdieck
Corporate Communications
FOR IMMEDIATE RELEASE	+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2008 Financial Results

Amsterdam, Netherlands; August 7, 2008 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2008.

Second Quarter 2008 Highlights

•                  Second quarter 2008 net income was $68.6 million, compared with $34.2 million for the same period in 2007.  Second quarter 2008 net income excluding the impact of mark-to-market of interest rate caps and share-based compensation was $58.2 million, compared with $28.7 million in second quarter 2007 on the same basis.

•                  Second quarter 2008 basic and diluted earnings per share were $0.81.  Second quarter 2008 basic and diluted earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation were $0.68.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges, was $93.1 million in second quarter 2008 compared to $74.9 million in second quarter 2007, an increase of 24%.  This measure reflects the increase in leasing income.

•                  Sales revenue for the second quarter 2008 was $180.7 million, compared to $84.3 million for the same period in 2007, and was generated from the sale of ten aircraft, two engines and the sale of parts inventory.

•                  Total revenue for the second quarter 2008 was $333.4 million, compared to $246.6 million for the same period in 2007.

•                  Total assets were $5.2 billion at June 30, 2008, an increase of 18% over total assets of $4.4 billion at June 30, 2007.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2008 are $1.3 billion, of which $933 million closed in the first half year of 2008.

•                  AerCap acquired a 19-aircraft portfolio from TUI Travel in a joint venture with Deucalion Aviation Funds. This portfolio contains eleven Next Generation Boeing 737-800s, six Boeing B757-200s and two Boeing B767-300ERs. The portfolio was financed through a $425.7 million debt facility and $62.8 million of subordinated debt.

•                  AerCap closed a $1.0 billion aircraft securitization through Aircraft Lease Securitisation II Limited (“ALS II”) that provides long-term, non-recourse funding for 30 new A320 family aircraft.  The aircraft are part of a 70-aircraft order placed by AerVenture Limited, AerCap’s consolidated joint venture.

•                  In addition to the debt related to the TUI Travel acquisition and the securitization debt on ALS II, AerCap closed a $100 million engine acquisition facility and increased committed pre-delivery payment funding for forward purchase commitments by $337.6 million.

Klaus Heinemann, CEO of AerCap, commented: “While we are certainly observing areas of weakness in the aviation industry due to rising fuel costs and slowing economic growth, we see strength and growth in some markets and continuing demand for state of the art fuel efficient aircraft in those markets.  Our aim to take advantage of counter-cyclical investment opportunities was evidenced by our purchase and leaseback of a 19-aircraft portfolio from TUI Travel during our second quarter 2008.”

AerCap’s CFO, Keith Helming, added: “During the second quarter of 2008, AerCap achieved all of its financial goals despite the challenging credit market conditions.  In particular, AerCap was able to close several significant debt financing transactions which totalled nearly $2 billion, demonstrating that debt financing for recognized borrowers and quality aviation assets is still available.  In addition, AerCap was able to sell all aircraft that were earmarked for disposal in second quarter.  Of particular significance during the quarter was the closing of a $1 billion securitization facility which will provide financing for 30 of our A320-family aircraft in AerVenture.  The financing transactions we closed in the second quarter of 2008 and our previously-existing committed facilities provide AerCap with over $3 billion of committed financing to support our contracted growth.”

Summary of Financial Results

AerCap recorded second quarter 2008 net income of $68.6 million or $0.81 per basic and diluted share.  Included in the second quarter 2008 net income amount were mark-to-market of interest rate caps and share-based compensation of $10.4 million or $0.12 per basic and diluted share, net of tax.  The after-tax gain relating to the mark-to-market of our interest rate caps was $11.9 million and the after-tax charge from share-based compensation was $1.5 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended June 30,			Six months ended June 30,
	2008	2007	% increase/ (decrease)	2008	2007	% increase/ (decrease)

Revenues	$333.4	$246.6	35%	$627.9	$556.1	13%
Net income	68.6	34.2	101%	119.5	94.7	26%

Total revenue in second quarter 2008 increased 35% compared with second quarter 2007.  This increase was largely driven by a higher amount of sales revenue in the second quarter 2008.

Revenue breakdown

	Three months ended June 30,			Six months ended June 30,
	2008	2007	% increase/ (decrease)	2008	2007	% increase/ (decrease)

Lease revenue:
Basic rents	$126.6	$124.5	2%	$253.1	$243.1	4%
Maintenance rents	13.8	8.6	60%	23.0	20.5	12%
End-of-lease compensation	4.0	7.6	-47%	12.1	16.8	-28%
Lease revenue	$144.4	$140.7	3%	$288.2	$280.4	3%
Sales revenue	180.7	84.3	114%	323.2	233.2	39%
Management fees and interest income	7.9	12.5	-37%	15.9	22.8	-30%
Other revenue	0.4	9.1	-96%	0.6	19.7	-97%
Total revenue	$333.4	$246.6	35%	$627.9	$556.1	13%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base.  This increase is partially offset by the impact from decreasing interest rates on floating rate lease rentals between the periods.  However, the decrease in basic rents on floating rate leases is completely offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the second quarter 2008 increased 2% compared to second quarter 2007 to $126.6 million, interest expense excluding the impact of mark-to-market of interest rate caps and non-recurring charges decreased 32% compared with second quarter 2007 to $33.5 million, as shown in the table below.  The difference in these amounts of $93.1 million is referred to as net spread, and increased 24% in second quarter 2008 over the same period in 2007.

	Three months ended June 30,			Six months ended June 30,
	2008	2007	% increase/ (decrease)	2008	2007	% increase/ (decrease)

Basic rents	$126.6	$124.5	2%	$253.1	$243.1	4%

Interest on debt	$19.6	$68.4	-71%	$69.2	$118.8	-42%
Plus: mark-to-market of interest rate caps	13.9	8.6	62%	5.3	4.0	33%
Less: Non-recurring charges to interest expense from refinancing of securitized bonds	—	(27.4)	-100%	—	(27.4)	-100%

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from refinancing of securitized bonds	$33.5	$49.6	-32%	$74.5	$95.4	-22%

Net spread	$93.1	$74.9	24%	$178.6	$147.7	21%

Effective tax rate

AerCap’s effective tax rate during the first half year of 2008 was 8.7%, consisting of 7.6% for AerCap’s aircraft business and 27.5% for AerCap’s engine and parts business.  The effective tax rate in 2007 was 11.8%.

Financial position

	June 30, 2008	June 30, 2007	% Increase over June 30, 2007

Flight equipment held for lease	$3,765.4	$3,030.2	24%
Total assets	5,217.7	4,411.3	18%
Total liabilities	4,111.9	3,521.9	17%
Total equity	1,073.3	856.0	25%

As of June 30, 2008, AerCap’s portfolio consisted of 314 aircraft and 76 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation.  This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income.  AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods.  AerCap uses interest rate caps to allow the Company to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt.  Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts.  AerCap does not apply hedge accounting to its interest rate caps.  As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period.  Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month and six month periods ended June 30, 2008 and 2007:

	Three months ended June 30,				Six months ended June 30,
	2008	2007		% increase/ (decrease)	2008	2007		% increase/ (decrease)

Net income	$68.6	$34.2	*	101%	$119.5	$94.7	*	26%
Plus: mark-to-market of interest rate caps, net of tax	(11.9)	(7.5)		59%	(4.3)	(3.5)		23%
share-based compensation, net of tax.	1.5	2.0		-25%	2.9	4.2		-31%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$58.2	$28.7		103%	$118.1	$95.4		24%

*- Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges.  AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities.  This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps for hedging purposes.  The reconciliation of net spread to basic rents for the three months and six month periods ended June 30, 2008 and 2007 is included on page 3 of this press release.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, August 7, 2008 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) +1-706-634 5464 and referencing code 54829902 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call.  A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on August 7, 2008 and continuing through September 7, 2008. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 54829902. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by senior management today, Thursday, August 7, 2008, at 12:30 pm Eastern Time at The St. Regis Hotel.  Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/q208results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	June 30, 2008	December 31, 2007	June 30, 2007

Assets
Cash and cash equivalents	$175,870	$241,736	$250,124
Restricted cash	183,808	95,072	178,116
Trade receivables, net of provisions	40,642	35,591	29,470
Flight equipment held for operating leases, net	3,765,378	3,050,160	3,030,170
Flight equipment held for sale	48,390	136,135	157,981
Notes receivables, net of provisions	199,485	184,820	173,207
Prepayments on flight equipment	328,172	247,839	186,179
Investments	11,678	11,678	16,091
Goodwill	6,776	6,776	6,776
Intangibles, net	54,788	41,855	46,100
Inventory	88,627	90,726	83,064
Derivative assets	59,677	21,763	20,355
Deferred income taxes	78,617	85,253	92,132
Other assets	175,818	144,823	141,522
Total Assets	$5,217,726	$4,394,227	$4,411,287

Liabilities and Shareholders’ equity

Accounts payable	$7,023	$16,376	$9,453
Accrued expenses and other liabilities	107,865	81,379	70,914
Accrued maintenance liability	248,517	255,535	282,474
Lessee deposit liability	89,566	83,628	78,747
Debt*	3,580,002	2,892,744	2,977,654
Accrual for onerous contracts	28,472	46,411	68,376
Deferred revenue	40,042	33,574	31,460
Derivative liabilities	2,584	—	—
Deferred income taxes	7,779	3,425	2,843
Total liabilities	4,111,850	3,413,072	3,521,921

Minority interest	32,610	30,782	33,333

Share capital	699	699	699
Additional paid-in capital	605,889	602,469	601,850
Retained earnings	466,678	347,205	253,484
Total shareholders’ equity	1,073,266	950,373	856,033

Total Liabilities and Shareholders’ equity	$5,217,726	$4,394,227	$4,411,287

* Includes $62.8 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition.

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Revenues
Lease revenue	$144,346	$140,677	$288,202	$280,380
Sales revenue	180,725	84,281	323,188	233,166
Interest revenue	5,165	8,178	10,042	15,450
Management fee revenue	2,731	4,323	5,905	7,348
Other revenue	386	9,157	549	19,744
Total Revenues	333,353	246,616	627,886	556,088

Expenses
Depreciation	39,527	37,223	78,002	71,155
Asset impairment	7,689	—	7,689	—
Cost of goods sold	140,847	58,579	250,866	176,582
Interest on debt	19,628	68,362	69,224	118,846
Operating lease in costs	3,315	4,623	6,955	10,860
Leasing expenses	11,402	9,703	17,792	13,735
Provision for doubtful notes and accounts receivable	699	263	1,247	122
Selling, general and administrative expenses	32,664	27,642	63,286	54,227
Total Expenses	255,771	206,395	495,061	445,527

Income from continuing operations before income taxes and minority interest	77,582	40,221	132,825	110,561

Provision for income taxes	(6,955)	(5,657)	(11,525)	(15,683)

Net income before minority interest	70,627	34,564	121,300	94,878

Minority interest, net of taxes	(2,031)	(398)	(1,828)	(146)

Net Income	$68,596	$34,166	$119,472	$94,732

Basic and diluted earnings per share	$0.81	$0.40	$1.40	$1.11

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Net income	68,596	34,166	119,472	94,732
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	2,031	398	1,828	146
Depreciation	39,528	37,223	78,002	71,155
Asset impairment	7,689	—	7,689	—
Amortisation of debt issuance cost	3,365	29,851	6,757	31,559
Amortisation of intangibles	3,535	2,979	7,039	4,923
Gain on elimination of fair value guarantee	—	—	—	(10,736)
Provision for doubtful notes and accounts receivable	699	263	1,247	122
Capitalised interest on pre-delivery payments	(730)	(1,422)	(1,399)	(2,986)
Gain on disposal of assets	(29,858)	(18,523)	(52,807)	(43,484)
Mark-to-market of non-hedged derivatives	(13,943)	(1,591)	(11,076)	(2,484)
Deferred taxes	6,556	2,640	10,990	12,656
Share-based compensation	1,785	2,328	3,421	4,774
Changes in assets and liabilities
Trade receivables and notes receivable, net	(723)	(4,138)	(20,963)	(10,290)
Inventories	5,802	(22,705)	16,275	(11,926)
Other assets and derivative assets	(23,944)	(12,020)	(25,490)	(19,518)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	11,534	24,969	7,813	(26,216)
Deferred revenue	4,378	2,395	6,468	3,069
Net cash provided by operating activities	86,300	76,813	155,266	95,496

Purchase of flight equipment	(642,647)	(165,592)	(877,551)	(389,177)
Proceeds from sale/disposal of assets	164,405	58,277	247,892	185,182
Prepayments on flight equipment	(59,233)	(50,552)	(131,678)	(69,202)
Purchase of intangibles	(12,895)	—	(21,522)	(16,794)
Movement in restricted cash	(56,658)	(78,657)	(88,736)	(65,839)
Net cash used in investing activities	(607,028)	(236,524)	(871,595)	(355,830)

Issuance of debt	662,565	1,807,061	940,646	2,053,564
Repayment of debt	(127,025)	(1,497,630)	(253,388)	(1,633,285)
Debt issuance costs paid	(35,254)	(40,560)	(35,621)	(42,019)
Capital contributions from minority interests	—	1,250	—	1,250
Net cash provided by financing activities	500,286	270,121	651,637	379,510

Net (decrease) increase in cash and cash equivalents	(20,442)	110,410	(64,692)	119,176
Effect of exchange rate changes	(858)	(389)	(1,174)	(253)
Cash and cash equivalents at beginning of period	197,170	140,103	241,736	131,201
Cash and cash equivalents at end of period	175,870	250,124	175,870	250,124